                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT No. 4
                                  SCHEDULE 13D
                                 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                           Metretek Technologies, Inc.
                    (f/k/a Marcum Natural Gas Services, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    566323309
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                        FamCo Value Income Partners, L.P.
                               121 Outrigger Mall
                            Marina del Rey, CA 90292
                                 (310) 577-7887

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -


                           Michael G. Tannenbaum, Esq.
                Newman Tannenbaum Helpern Syracuse & Hirschtritt
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                  September 14, 1999
                          (Date of event which requires
                            filing of this statement)
                               CUSIP No. 566323309

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

                    Page 1 of 6 Pages

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 ------------------------                             ------------------------
|   CUSIP NO.566323309   |           13D             |  Page 2 of 6           |
 ------------------------                             ------------------------


--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           FamCo Value Income Partners, L.P.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [x]
-------------------------------------------------------------------------------
    3      SEC USE ONLY
-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           WC
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           California, USA
- ------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |        244,450 (See Item 5)
BENEFICIALLY   |  8  |   SHARED VOTING POWER
  OWNED BY     |     |        0
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |        244,450 of Common Stock (See Item 5)
PERSON WITH    | 10  |   SHARED DISPOSITIVE POWER
               |     |        0
- ------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          244,450 shares of Common Stock (See Item 5)
- ------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                          [ ]
- ------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.97% of Common Stock (See Item 5)
- ------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          PN
- ------------------------------------------------------------------------------


                               Page 2 of 6 Pages
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CUSIP No. 566323309                                  SCHEDULE 13D



This Amendment No. 4 to Schedule 13D is filed to report the sale of shares of common stock of Metretek Technologies, Inc. (f/k/a Marcum Natural Gas Services, Inc.) (the "Issuer") as discussed in Item 5 hereof. FamCo Value Income Partners, L.P. and its general partners, Funsten Asset Management and Mr. Kenneth B. Funsten, are referred to as the "Reporting Persons."

Item 1.             Security and Issuer.

There has been no change in the information previously reported in this item of this Schedule 13D and amendments to the same filed by the Reporting Person.

Item 2.             Identity and Background.

There has been no change in the information previously reported in this item of this Schedule 13D and amendments to the same filed by the Reporting Person.

Item 3.             Source and Amount of Funds or Other Consideration.

There has been no change in the information previously reported in this item of this Schedule 13D and amendments to the same filed by the Reporting Person.

Item 4              Purpose of Transaction

The purpose of the transactions reported in this Schedule 13D was and is investment in the securities of the Issuer. Mr. Funsten may hold talks and discussions with various parties, including, but not limited to, the Issuer's management, its board of directors and other shareholders on a variety of possible subjects, regarding ways to increase shareholder value. Mr. Funsten intends to pay close attention to developments at and pertaining to the Issuer, and, subject to market conditions and other factors deemed relevant to him, the Reporting Persons may purchase, jointly or separately, directly or indirectly, additional shares of the Issuer's stock or dispose of some or all of such shares in open-market purchases or privately negotiated transactions. Furthermore, the Issuer may from time to time contact large shareholders with a view towards discussing the acquisition of their shares. Other than as described above, the Reporting Persons do not have current plans or proposals which would result in any of the following:

a. the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b. an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c. a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d. any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

                              Page 3 of 6 Pages

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e.      any material change in the present  capitalization or dividend policy of the Issuer;

f. any other material change in the Issuer's business or corporate structure;

g. changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h. causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

i. causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.      any action similar to any of those enumerated above.

Item 5.             Interest in Securities of the Issuer.

(a) - (b) As of the date of this Amendment No. 4 to Schedule 13D, FamCo VIP owns 186,400 shares of the Issuer's Common Stock and 58,050 Warrants, representing in the aggregate, approximately 6.97% (1) of the Issuer's 3,541,090 shares outstanding as of June 30, 1999 (based upon information obtained from the Issuer's latest 10-QSB).

     As a holder of sole voting and investment authority over the shares owned by FamCo Value Income Partners, L.P. and FamCo Offshore, Ltd. and as a holder of the Issuer's shares directly, Mr. Funsten may be deemed, for the purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, to be the beneficial owner of a total of 326,275 shares and 90,937 Warrants owned by himself and those entities. Based upon the combined ownership of the shares and the Warrants, Mr. Funsten may be deemed to own, in the aggregate, approximately 11.78% (2) of the Issuer's 3,541,090 shares outstanding as of June 30, 1999 (based upon information obtained from the Issuer's latest 10-QSB). Mr. Funsten disclaims any economic interest in the shares as to which Mr. Funsten has no direct or indirect pecuniary interest. An employee of Funsten Asset Management Company ("Management Company") owns an additional 4,100 shares which cannot be sold or further added to without permission by Mr. Funsten by virtue of restrictions that are placed on securities transactions by employees of the Management Company; however, Mr. Funsten has no investment or voting authority over the shares of said employee and Mr. Funsten expressly disclaims beneficial ownership of such shares.

----------------

(1) The percentage was calculated by adding 186,400 shares held by FamCo VIP to 58,050 Warrants held by FamCo VIP and by dividing the result by the sum of 3,541,090 shares (outstanding) and 58,050 (number of Warrants held by FamCo
VIP).

(2) The percentage was calculated by adding 326,275 shares to 90,937 Warrants and by dividing the sum by the sum of 3,541,090 shares (outstanding) and 90,937 (number of Warrants).

                              Page 4 of 6 Pages

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(c) The  following  presents  a list of sales of all shares by FamCo VIP and Mr.
Funsten within the last 60 days, including the price per share and the means by which such sale was effected.




Identity           Date                          Amount of Securities                        Price/Share    Type

FamCo VIP          9/14/99                       25,800                                      $6.8048        Open-market sale ("OMS")

FamCo VIP          9/15/99                       20,000                                      $7.5680        OMS


(d)        Not applicable.

(e)        Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7.    Material to be Filed as Exhibits

None.

                                                 Page 5 of 6 Pages



Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  September 24, 1999


/s/ Kenneth B. Funsten
--------------------------
Signature

Kenneth B. Funsten, General Partner
-------------------------------------
Name/Title

                                                 Page 6 of 6 Pages